[Transamerica Life Insurance Company]

August 8, 2008

Mr. Craig Ruckman

Office of Insurance Products

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549-0506

Re:	Transamerica Life Insurance Company
Separate Account VA EE
Flexible Premium Variable Annuity – O
File Nos. 333-149336/811-22182

Dear Mr. Ruckman:

This letter responds to oral comments that you provided with respect to the above-referenced pre-effective amendment filing (the “Amendment”) for Separate Account VA EE of Transamerica Life Insurance Company (the “Company” or “we”).1 For your convenience, I have restated those comments below (as best we understand them), and followed each comment with our response. Capitalized terms shall have the meanings ascribed to them in the Amendment.

PROSPECTUS

1. General—The SEC staff is following up on Comment 1(d) from its comment letter dated April 21, 2008 (“4/21/08 Comment Letter”).

Please include in the prospectus the discussion of the Addition, Deletion, or Substitution of Investments found on page 8 of the Statement of Additional Information (“SAI”). See Form N-4, Item 7(c). The SEC staff takes the position that Item 7(c) asks for a description with changes to underlying funds and a description of what happens if subaccounts change. This information is currently not in the prospectus. Investors in the subaccounts need this information.

1 You shared your comments with my colleague Alaina Conrad in a telephone conversation on June 12, 2008.

Response:	The disclosure under the heading “Addition, Deletion, or Substitution of Investments” has been moved from the SAI to section “3. Investment Choices” in the prospectus. (See pages 20-21.)

2. Summary—The SEC staff is following up on Comment 2(c) (re: “State Variations”) from its 4/21/08 Comment Letter.

The prospectus notes that certain provisions of the policies “may be different than the general description of the prospectus.” Please note that the registrant is required to include in the prospectus all of the material rights and obligations of an investor under the contract offered through the prospectus. Please either revise the prospectus to describe those variations which are material or represent that none of those variations are material. Please revise disclosure, if appropriate, to indicate that even though states may differ, the differences are not material.

Response:	In response to this comment, we propose to replace the first sentence after the subheading “State Variations” with the following.

Policies issued in your state may provide different features and benefits from, and impose different costs than, those described in this prospectus because of state law variations. These differences include, among other things, free look rights, issue age limitations, and the general availability of riders. Please note that this prospectus describes the material rights and obligations of a policy owner, and the maximum fees and charges for all policy features and benefits are set forth in the fee table of this prospectus. (See page 11.)

3. Fee Table and Expense Examples—The SEC staff is following up on Comment 3(a) from its 4/21/08 Comment Letter.

The current format of the fee table displays the fees in a “tombstoned” fashion (i.e., all fees are right justified in a single column). For the sake of clarity, please tab certain fees to show breaks between contract features and additional benefits. Please distinguish the “Totals” on the fee table by bolding or other means if the use of tabs is not a feasible solution.

Response:	Incorporation of the fee table format that you suggest would require enhancements to the program used to generate the prospectus fee table that are costly and not currently feasible. Therefore, we respectfully propose to distinguish the “Totals” by placing them in italics and by underlining them. (See pages 13-14.)

4. Fee Table and Expense Examples—The SEC staff is following up on Comment 3(e) from its 4/21/08 Comment Letter.

a.	Please note in the captions where a fee is not based upon the average account value (e.g., the Living Benefits Rider and the Retirement Income Choice Rider). Much of the disclosure regarding the optional rider fees is found in the “Notes to the Fee Table and Expense Examples” section. Please revise the prospectus to include footnotes that specifically refer the reader to the relevant note. More specifically, please disclose whether fees are annual fees or benefit based fees. For example, indicate appropriately if the Living Benefits Rider 60 basis points are deducted from Separate Account value or from the withdrawal base for the benefit.

Response:	For reasons set forth in the response to Comment 4.b. below, we respectfully propose an alternative to the “traditional” format for footnotes to the fee table. More specifically, we will add captions to items in the fee table to reflect that the fees for “Additional Death Distribution Rider” and the “Additional Death Distribution + Rider” are annual charges that are based on policy value, and that the fees for the “Living Benefits Rider” and the “Retirement Income Choice Rider” are annual charges that are based on the total withdrawal base under those riders. (See pages 13-14.)

b.	Please revise the “Notes to the Fee Table and Expense Examples” section to more specifically detail footnotes with a numerical reference. If the system enhancements necessary to make this formatting change are costly and not feasible at this time, please explain in the response why there has been a change in the formatting of the footnotes.

Response:	The pre-effective amendment was prepared using a web-based program that permits information to be placed in “modules” of information that can be placed together through an automated process to generate the various sections of a registration statement. This program is used to prepare approximately 21 prospectuses each year. This prospectus should not be viewed in isolation, but rather should be considered in light of that program. Under this system of generating the prospectus, footnote text is not assigned a specific number because that number is likely to vary from prospectus to prospectus—i.e., because different variable products have different types and levels of charges, and the fee table in a prospectus refers to the charge structure of a particular variable product. Assigning numbers to particular text would have to be done manually.

“Customizing” the web-based program for each Transamerica variable product so that the information is presented as you request, would involve system enhancements that are time-consuming and costly,

would still require manual adjustments, and would defeat the purpose of the automated process offered through the web-based program. We respectfully submit, therefore, that enhanced disclosure that directs the reader to the notes following the fee table and expense examples, the use of headers that readily associate each note with an item (or items) in the fee table, and more detailed explanation of the items in the fee table (as is provided in the “notes”), is an alternative to the “traditional” footnote format that presents the information in a manner that is accessible to the reader. For this reason, we propose to retain the current format of explanatory notes immediately following the fee table and expense examples.

Also, distinguish the “Please be certain to review the notes following the fee tables and expense examples” by making text bold, for example, and also adding that the order of the notes follows the order of items as they are listed in the fee table.

Response:	In response to this comment, we propose to replace the first paragraph under the heading “Annuity Policy Fee Table and Expense Examples” with following.

The following describes the fees and expenses that you will pay when buying, owning, and surrendering the policy. Please be certain to review the notes following the fee table and expense examples for further information about the fees and charges presented. The order of the notes follows the order in which the fees and charges under the policy are presented in the fee tables and the expense examples. (See page 13.)

5. Death Benefits—The SEC staff is following up on Comment 5(a) from its 4/21/08 Comment Letter.

Please include examples in the prospectus or in an appendix to the prospectus calculating the “Double Enhanced Death Benefit” and the “Annual Step-Up Death Benefit”. Please describe which Death Benefit works out the best over time and what happens with excess partial withdrawals and describe differences between the death benefits.

Response:	The Company has moved the numerical examples illustrating the operation of the Death Benefits from the Statement of Additional Information to an appendix in the prospectus. In addition, we have added a hypothetical example that illustrates the death benefit values at various points in time that are depicted based on hypothetical assumed rates of performance. (See pages 72-74.)

* * * *

I trust that the responses provided in this letter address your comments adequately. If you have any questions regarding these responses, please contact Darin Smith, General Counsel, at 319-355-8330. Thank you very much for your assistance with this filing.

Sincerely,

/s/ Frank A. Camp
Frank A. Camp, Esq. Chief Legal Officer Transamerica Capital Management Division Transamerica Life Insurance Company

cc: Frederick R. Bellamy

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